INVESTMENT ADVISORY AGREEMENT

INVESTMENT ADVISORY AGREEMENT (the "Agreement") made as of this [___]11th day of [_____]September, 20204 by and between [Delaware Wilshire Private Markets Assets Master Fund, Delaware Wilshire Private Markets Assets Tender Fund and Delaware Wilshire Private Markets Assets Fund] (these three {3} funds hereinafter collectively referred to as the "Trust"), each a Delaware statutory trust registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and Delaware Management Company, a series of Macquarie Investment Management Business Trust[Wilshire Advisors LLC (the "Adviser"), a Delaware statutory trustCalifornia limited liability company with its principal place of business at 2005 Market Street, Philadelphia, PA 191031299 Ocean Avenue, Suite 600, Santa Monica, California 90401.

W I T N E S S E T H

WHEREAS, the Board of Trustees (the "Board") of the Trust has selected the Adviser to act as the investment adviser to the Trust (and with respect to each trust on behalf of the series set forth on Schedule A to this Agreement (collectively, the "Fund"), as such Schedule may be amended from time to time upon mutual agreement of the parties, and to provide certain related services, as more fully set forth below, and to perform such services under the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants and benefits set forth herein, the Trust and the Adviser do hereby agree as follows:

1. **The Adviser's Services.**

    (a)   Discretionary Investment Management Services. The Adviser shall act as investment adviser with respect to the Fund. In such capacity, the Adviser shall, subject to the supervision of the Board, regularly provide the Fund with investment research, advice and supervision and shall furnish continuously an investment program for the Fund, consistent with the investment objectives and policies of the Fund. The Adviser shall determine, from time to time, what securities shall be purchased for the Fund, what securities shall be held or sold by the Fund and what portion of the Fund's assets shall be held uninvested in cash, subject always to the provisions of the Trust's Agreement and Declaration of Trust, By-Laws and its registration statement on Form N-1A 2 (the "Registration Statement") under the 1940 Act, and under the Securities Act of 1933, as amended (the "1933 Act"), covering Fund shares, as filed with the Securities and Exchange Commission (the "Commission"), and to the investment objectives, policies and restrictions of the Fund, as each of the same shall be from time to time in effect. To carry out such obligations, the Adviser shall exercise full discretion and act for the Fund in the same manner and with the same force and effect as the Fund itself might or could do with respect to purchases, sales or other transactions, as well as with respect to all other such things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. No reference in this Agreement to the Adviser having full discretionary authority over the Fund's investments shall in any way limit the right of the Board, in its sole discretion, to establish or revise policies in connection with the management of the

Fund's assets or to otherwise exercise its right to control the overall management of the Fund. Without limiting the generality of the foregoing, the Adviser's discretionary authority includes the authority to enter into trading agreements on behalf of the Fund and adhere on the Fund's behalf to the applicable International Swaps and Derivatives Association ("ISDA") over-the-counter ("OTC") derivatives transaction protocols and enter into client agency agreements or other documents that may be required to effect OTC derivatives transaction through swap execution facilities (i.e. SEFs).

(b)   Compliance. With respect to its management of the Fund, the Adviser agrees to comply with the requirements of the 1940 Act, the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Commodity Exchange Act and the respective rules and regulations thereunder, as applicable, as well as with all other applicable federal and state laws, rules, regulations and case law that relate to the services and relationships described hereunder and to the conduct of its business as a registered investment adviser. The Adviser also agrees to comply with the objectives, policies and restrictions set forth in the Registration Statement, as amended or supplemented, of the Fund, and with any related policies, guidelines, instructions and procedures approved by the Board and provided to the Adviser. In selecting the Fund's portfolio securities and performing the Adviser's obligations hereunder, the Adviser shall cause the Fund to comply with the diversification and source of income requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company. The Adviser shall maintain compliance procedures that it reasonably believes are adequate to ensure its compliance with the foregoing. No supervisory activity undertaken by the Board shall limit the Adviser's full responsibility for any of the foregoing.

(c)   Proxy Voting. The Board has the authority to determine how proxies with respect to securities that are held by the Fund shall be voted, and the Board has initially determined to delegate the authority and responsibility to vote proxies for the Fund's securities to the Adviser. So long as proxy voting authority for the Fund has been delegated to the Adviser, the Adviser shall exercise its proxy voting responsibilities. The Adviser shall carry out such responsibility in accordance with any instructions that the Board shall provide from time to time, and at all times in a manner consistent with Rule 206(4)-6 under the Advisers Act and its fiduciary responsibilities to the Trust. The Adviser shall provide periodic reports and keep records relating to proxy voting as the Board may reasonably request or as may be necessary for the Fund to comply with the 1940 Act and other applicable law. Any such delegation of proxy voting responsibility to the Adviser may be revoked or modified by the Board at any time.

The Adviser is authorized to instruct the Fund's custodian and/or broker(s) to forward promptly to the Adviser or designate service provider copies of all proxies and shareholder communications relating to securities held in the portfolio of a Fund (other than materials relating to legal proceedings against the Fund). The Adviser may also instruct the Fund's custodian and/or broker(s) to provide reports of holdings in the portfolio of the Fund. The Adviser has the authority to engage a service provided to assist with administrative functions related to voting Fund proxies. The Trust shall direct the Fund's custodian and/or

broker(s) to provide any assistance requested by the Adviser in facilitating the use of a service provider. In no event shall the Adviser have any responsibility to vote proxies that are not received on a timely basis. The Trust acknowledges that the Adviser, consistent with the Adviser's written proxy voting policies and procedures, may refrain from voting a proxy if, in the Adviser's discretion, refraining from voting would be in the best interests of the Fund and its shareholders.

(d)   Recordkeeping. The Adviser shall not be responsible for the provision of administrative, bookkeeping or accounting services to the Fund, except as otherwise provided herein or as may be necessary for the Adviser to supply to the Trust or its Board the information required to be supplied under this Agreement.

The Adviser shall maintain separate books and detailed records of all matters pertaining to Fund assets advised by the Adviser required by Rule 31a-1 under the 1940 Act (other than those records being maintained by any administrator, custodian or transfer agent appointed by the Fund) relating to its responsibilities provided hereunder with respect to the Fund, and shall preserve such records for the periods and in a manner prescribed therefore by Rule 31a-2 under the 1940 Act (the "Fund Books and Records"). The Fund Books and Records shall be delivered to the Trust upon the termination of this Agreement and shall be available to the Board during the Adviser's normal business hours.

(e)   Holdings Information and Pricing. The Adviser shall provide regular reports regarding Fund holdings, and may, on its own initiative, furnish the Trust and its Board from time to time with whatever information the Adviser believes is appropriate for this purpose. The Adviser agrees to notify the Trust promptly if the Adviser reasonably believes that the value of any security held by the Fund may not reflect fair value. The Adviser agrees to provide upon request any pricing information of which the Adviser is aware to the Trust, its Board and/or any Fund pricing agent to assist in the determination of the fair value of any Fund holdings for which market quotations are not readily available or as otherwise required in accordance with the 1940 Act or the Trust's valuation procedures for the purpose of calculating the Fund net asset value in accordance with procedures and methods established by the Board, and provided to the Adviser in writing.

(f)   Cooperation with Agents of the Trust. The Adviser agrees to cooperate with and provide reasonable assistance to the Trust, any Trust custodian or foreign sub-custodians, any Trust pricing agents and all other agents and representatives of the Trust with respect to such information regarding the Fund as such entities may reasonably request from time to time in the performance of their obligations, provide prompt responses to reasonable requests made by such persons and establish appropriate interfaces with each so as to promote the efficient exchange of information and compliance with applicable laws and regulations.   The Adviser shall not be responsible for any act or omission exclusively caused by any third party, including, without limitation, any administrator, distributor, custodian, or transfer agent for the Fund or the Trust.

(g)   Services Not Exclusive. The services of the Adviser rendered to the Fund are not exclusive. The Adviser may now and in the future manage other investment

accounts, including accounts with investment objectives and/or investment strategies identical or similar to those of the Fund ("Similar Accounts"). Nothing in this Agreement restricts Adviser from managing Similar Accounts, entering into other investment management, advisory, or similar relationships, or otherwise dealing with any securities for the account of any other client; provided that the Adviser treats the Fund fairly and allocates investment opportunities in a manner consistent with its fiduciary obligations to the Fund. The Trust acknowledges and agrees that: (i) such activities may involve substantial time and/or resources of the Adviser; (ii) the Adviser may charge fees which differ from the fees to be paid to the Adviser hereunder; and (iii) the Adviser makes no representations, warranties or guarantees that investment results will be the same for all clients or accounts managed by the Adviser or that the investment results of the Fund will be the same as, or better than, the investment results of Similar Accounts or other accounts that are managed by the Adviser.

(h)   The Adviser may, at its expense, select and contract with one or more investment advisers registered under the Advisers Act ("Sub-Advisers") to perform some or all of the services for a Fund for which it is responsible under this Agreement. The Investment Manager will compensate any Sub-Adviser for its services to the Fund. The Investment Manager may terminate the services of any Sub-Adviser at any time in its sole discretion, and shall at such time assume the responsibilities of such Sub-Adviser unless and until a successor Sub-Adviser is selected and the requisite approval of the Fund's shareholders, if required, is obtained. The Investment Manager will continue to have responsibility for all advisory services furnished by any Sub-Adviser.

2.   Code of Ethics. The Adviser has adopted a written code of ethics that it reasonably believes complies with the requirements of Rule 17j-1 under the 1940 Act, which it has provided to the Trust. The Adviser has implemented procedures reasonably designed to ensure that its Access Persons (as defined in the Adviser's Code of Ethics) comply in all material respects with the Adviser's Code of Ethics, as in effect from time to time. Upon request, the Adviser shall provide the Trust with a (i) copy of the Adviser's current Code of Ethics, as in effect from time to time, and (ii) certification that it has adopted procedures reasonably necessary to prevent Access Persons from engaging in any conduct prohibited by the Adviser's Code of Ethics. Annually, the Adviser shall furnish a written report, which complies with the requirements of Rule 17j-1, concerning the Adviser's Code of Ethics to the Trust's Board. The Adviser shall respond to requests for information from the Trust as to violations of the Code by Access Persons and the sanctions imposed by the Adviser. The Adviser shall promptly notify the Trust of any material violation of the Code, whether or not such violation relates to a security held by the Fund.

3.   Information and Reporting. The Adviser shall provide the Trust and its officers with such periodic reports concerning the obligations the Adviser has assumed under this Agreement as the Trust may from time to time reasonably request.

(a)   <u>Notification of Breach / Compliance Reports</u>. The Adviser shall notify the Trust's chief compliance officer promptly upon detection of (i) any material failure to manage the Fund in accordance with its investment objectives and policies or any applicable law; or (ii) any material breach of any of the Fund's or the Adviser's policies,

guidelines or procedures. In addition, the Adviser shall provide a quarterly report regarding the Fund's compliance with its investment objectives and policies, applicable law, including, but not limited to the 1940 Act and Subchapter M of the Code, and the Fund's policies, guidelines or procedures as applicable to the Adviser's obligations under this Agreement. The Adviser agrees to seek to correct any such failure promptly and to take any action that the Board may reasonably request in connection with any such breach. Upon request, the Adviser shall also provide the officers of the Trust with supporting certifications in connection with such certifications of Fund financial statements and disclosure controls pursuant to the Sarbanes-Oxley Act. The Adviser will promptly notify the Trust in the event (i) the Adviser is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board, or body, involving the affairs of the Trust (excluding class action suits in which the Fund is a member of the plaintiff class by reason of the Fund's ownership of shares in the defendant) or the compliance by the Adviser with the federal or state securities laws or (ii) an actual change in control of the Adviser resulting in an "assignment" (as defined in the 1940 Act) has occurred or is otherwise proposed to occur.

(b) <u>Board and Filings Information</u>. The Adviser will provide the Trust with any information reasonably requested regarding its management of the Fund required for any meeting of the Board, or for any shareholder report, Form N-CSR, Form N-PX, Form N-PORT, N-CEN amended registration statement, proxy statement, or prospectus supplement to be filed by the Trust with the Commission. The Adviser will make its officers and employees available to meet with the Board from time to time on due notice to review its investment management services to the Fund in light of current and prospective economic and market conditions and shall furnish to the Board such information as may reasonably be necessary in order for the Board to evaluate this Agreement or any proposed amendments thereto.

(c) <u>Transaction Information</u>. The Adviser shall furnish to the Trust such information concerning portfolio transactions as may be necessary to enable the Trust or its designated agent to perform such compliance testing on the Fund and the Adviser's services as the Trust may, in its sole discretion, determine to be appropriate. The provision of such information by the Adviser to the Trust or its designated agent in no way relieves the Adviser of its own responsibilities under this Agreement.

4. **Brokerage**.

(a) <u>Principal Transactions</u>. In connection with purchases or sales of securities for the account of the Fund, neither the Adviser nor any of its directors, officers or employees will act as a principal or agent or receive any commission except as permitted by the 1940 Act.

(b) <u>Placement of Orders</u>. The Adviser shall arrange for the placing of all orders for the purchase and sale of securities for the Fund's account with brokers or dealers selected by the Adviser. In the selection of such brokers or dealers and the placing of such orders, the Adviser is directed at all times to seek for the Fund the most favorable execution

and net price available under the circumstances. It is also understood that it is desirable for the Fund that the Adviser have access to brokerage and research services provided by brokers who may execute brokerage transactions at a higher cost to the Fund than may result when allocating brokerage to other brokers, consistent with section 28(e) of the 1934 Act and any Commission staff interpretations thereof. Therefore, the Adviser is authorized to place orders for the purchase and sale of securities for the Fund with such brokers, subject to review by the Board from time to time with respect to the extent and continuation of this practice. It is understood that the services provided by such brokers may be useful to the Adviser in connection with its or its affiliates' services to other clients.

(c)   Aggregated Transactions. On occasions when the Adviser deems the purchase or sale of a security or other investment instrument, or any transaction in derivatives, to be in the best interest of the Fund as well as other clients of the Adviser, the Adviser may, to the extent permitted by applicable law and regulations, aggregate the order for securities to be sold or purchased. In such event, the Adviser will allocate securities or other investment instruments so purchased or sold, or such derivatives transactions engaged on behalf of Adviser's clients, as well as the expenses incurred in the transaction, in the manner the Adviser reasonably considers to be equitable and consistent with its fiduciary obligations to the Fund and to such other clients under the circumstances.

(d)   Affiliated Brokers. The Adviser or any of its affiliates may act as broker in connection with the purchase or sale of securities or other investments for the Fund, subject to: (a) the requirement that the Adviser seek to obtain best execution and price within the policy guidelines determined by the Board and set forth in the Fund's current Registration Statement; (b) the provisions of the 1940 Act; (c) the provisions of the Advisers Act; (d) the provisions of the 1934 Act; and (e) other provisions of applicable law. These brokerage services are not within the scope of the duties of the Adviser under this Agreement. Subject to the requirements of applicable law and any procedures adopted by the Board, the Adviser or its affiliates may receive brokerage commissions, fees or other remuneration from the Fund for these services in addition to the Adviser's fees for services under this Agreement.

5.   Custody. Nothing in this Agreement shall permit the Adviser to take or receive physical possession of cash, securities or other investments of the Fund.

6.   Allocation of Charges and Expenses. The Adviser will bear its own costs of providing services hereunder. Other than as herein specifically indicated, the Adviser shall not be responsible for the Fund's expenses, including expenses incurred in the purchase, sale and valuation of the Fund's assets, including without limitation, transaction expenses, outside legal fees, and other related costs.

7.   Representations, Warranties and Covenants.

(a)   Properly Registered. The Adviser is a ~~series of a business trust~~limited liability company that is registered as an investment adviser under the Advisers Act, and will remain so registered for the duration of this Agreement. The Adviser is not prohibited by the Advisers Act or the 1940 Act from performing the services contemplated by this Agreement, and to the best knowledge of the Adviser, there is no proceeding or

investigation that is reasonably likely to result in the Adviser being prohibited from performing the services contemplated by this Agreement. The Adviser agrees to promptly notify the Trust of the occurrence of any event that would disqualify the Adviser from serving as an investment adviser to an investment company. The Adviser is in compliance in all material respects with all applicable federal and state law in connection with its investment management operations.

(b)   ADV Disclosure. The Adviser has provided the Trust with a copy of its Form ADV Part I as most recently filed with the SEC and its current Part II and will, promptly after filing any amendment to its Form ADV with the SEC updating its Part II, furnish a copy of such amendments or updates to the Trust. The information contained in the Adviser's Form ADV is accurate and complete in all material respects and does not omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(c)   Fund Disclosure Documents. The Adviser has reviewed, and will in the future review, the Registration Statement, summary prospectus, prospectus, statement of additional information, periodic reports to shareholders, reports and schedules filed with the Commission (including any amendment, supplement or sticker to any of the foregoing) and advertising and sales material relating to the Fund (collectively the "Disclosure Documents") and represents and warrants that such Disclosure Documents contain or will contain no untrue statement of any material fact and do not and will not omit any statement of material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)   Use o~~O~~f ~~The~~ the Name~~s~~ "~~Delaware~~Wilshire"~~ and "The Delaware Professional Series"~~. The Adviser has the right to use the name~~s~~ "Wilshire~~Delaware~~" ~~and "The Delaware Professional Series"~~ in connection with its services to the Trust and that, subject to the terms set forth in Section 8 of this Agreement, the Trust shall have the right to reference name~~s~~ "Wilshire~~Delaware~~" ~~and "The Delaware Professional Series"~~ in connection with the management and operation of the Fund and with the formal name of the Fund. The Adviser is not aware of any threatened or existing actions, claims, litigation or proceedings that would adversely affect or prejudice the rights of the Adviser or the Trust to use the name~~s~~ "Wilshire~~Delaware~~" ~~and "The Delaware Professional Series"~~ in connection with the formal name of the Fund.

(e)   Insurance. The Adviser maintains errors and omissions insurance coverage in an appropriate amount and shall provide prior written notice to the Trust (i) of any material changes in its insurance policies or insurance coverage; or (ii) if any material claims related to the Fund will be made on its insurance policies. Furthermore, the Adviser shall, upon reasonable request, provide the Trust with any information it may reasonably require concerning the amount of or scope of such insurance.

(f)   No Detrimental Agreement. The Adviser represents and warrants that it has no arrangement or understanding with any party, other than the Trust, that would influence

the decision of the Adviser with respect to its selection of securities for the Fund, and that all selections shall be done in accordance with what is in the best interest of the Fund.

(g) <u>Conflicts</u>. The Adviser shall act honestly, in good faith and in the best interests of the Trust including requiring any of its personnel with knowledge of Fund activities to place the interest of the Fund first, ahead of said personnel's own interests, in all personal trading scenarios that may involve a conflict of interest with the Fund, consistent with its fiduciary duties under applicable law.

(h) <u>Representations</u>. The representations and warranties in this Section 7 shall be deemed to be made on the date this Agreement is executed and at the time of delivery of the quarterly compliance report required by Section 3(a), whether or not specifically referenced in such report.

8. The Names "<u>Wilshire</u>~~Delaware~~" ~~and "The Delaware Professional Series"~~. The Adviser grants to the Trust a non-exclusive, royalty-free license to use the name~~s~~ "<u>Wilshire</u>~~Delaware~~" ~~and "The Delaware Professional Series"~~ (the "Name~~s~~") in connection with the name of the Fund. The foregoing authorization by the Adviser to the Trust to use the Name~~s~~ in connection with the name of the Fund is not exclusive of the right of the Adviser itself to use, or to authorize others to use, the Name~~s~~; the Trust acknowledges and agrees that, as between the Trust and the Adviser, the Adviser has the right to use, or authorize others to use, the Name~~s~~. The Trust shall (1) only use the Name~~s~~ in a manner consistent with uses approved by the Adviser; (2) use its best efforts to maintain the quality of the services offered using the Name~~s~~; and (3) adhere to such other specific quality control standards as the Adviser may from time to time promulgate. At the request of the Adviser, the Trust will (a) submit to Adviser representative samples of any promotional materials using the Name~~s~~; and (b) change the name of the Fund within three months of its receipt of the Adviser's request, or such other shorter time period as may be required under the terms of a settlement agreement or court order, so as to eliminate all reference to the Name~~s~~ and will not thereafter transact any business using the Name~~s~~ in connection with the name of the Fund; provided, however, that the Trust and the Adviser shall agree how long the Trust may continue to use any supplies of prospectuses, marketing materials and similar documents that the Trust had on the date of such name change in quantities not exceeding those historically produced and used in connection with such Fund. For the avoidance of doubt, the Adviser has the ability to request a name change for the Fund in the event a new sub-adviser is appointed and the parties shall agree to a commercially reasonable time period to implement the name change.

9. Adviser's Compensation. The Fund shall pay to the Adviser, as compensation for the Adviser's services hereunder, a fee, determined as described in Schedule A that is attached hereto and made a part hereof. Such fee shall be computed daily and paid not less than monthly in arrears by the Fund.

The method for determining net assets of the Fund for purposes hereof shall be the same as the method for determining net assets for purposes of establishing the offering and redemption prices of Fund shares as described in the Fund's prospectus. In the event of termination of this Agreement, the fee provided in this Section shall be computed on the basis of the period ending on the last business day on which this Agreement is in effect subject to a pro rata adjustment based

on the number of days elapsed in the current month as a percentage of the total number of days in such month.

10. **Independent Contractor**. In the performance of its duties hereunder, the Adviser is and shall be an independent contractor and, unless otherwise expressly provided herein or otherwise authorized in writing, shall have no authority to act for or represent the Trust or the Fund in any way or otherwise be deemed to be an agent of the Trust or the Fund. If any occasion should arise in which the Adviser gives any advice to its clients concerning the shares of the Fund, the Adviser will act solely as investment counsel for such clients and not in any way on behalf of the Fund.

11. **Assignment and Amendments**. This Agreement shall automatically terminate, without the payment of any penalty, in the event of its assignment (as defined in section 2(a)(4) of the 1940 Act); provided that such termination shall not relieve the Adviser of any liability incurred hereunder.

This Agreement may not be added to or changed orally and may not be modified or rescinded except by a writing signed by the parties hereto and in accordance with the 1940 Act, when applicable.

12. **Duration and Termination**.

This Agreement shall become effective as of the date executed and shall remain in full force and effect continually thereafter, subject to renewal as provided in Section 12(c) and unless terminated automatically as set forth in Section 11 hereof or until terminated as follows:

(a) The Trust may cause this Agreement to terminate either (i) by vote of its Board or (ii) with respect to the Fund, upon the affirmative vote of a majority of the outstanding voting securities of the Fund; or

(b) The Adviser may at any time terminate this Agreement with at least sixty **(60)** days' written notice delivered or mailed by registered mail, postage prepaid, to the Trust; or

(c) This Agreement shall automatically terminate two years from the date of its execution unless its renewal is specifically approved at least annually thereafter by (i) a majority vote of the Trustees, including a majority vote of such Trustees who are not interested persons of the Trust or the Adviser, at a meeting called for the purpose of voting on such approval; or (ii) the vote of a majority of the outstanding voting securities of the Fund; provided, however, that if the continuance of this Agreement is submitted to the shareholders of the Fund for their approval and such shareholders fail to approve such continuance of this Agreement as provided herein, the Adviser may continue to serve hereunder as to the Fund in a manner consistent with the 1940 Act and the rules and regulations thereunder; and

(d) Termination of this Agreement pursuant to this Section shall be without payment of any penalty.

In the event of termination of this Agreement for any reason, the Adviser shall, immediately upon notice of termination or on such later date as may be specified in such notice, cease all activity on behalf of the Fund and with respect to any of the Fund's assets, except as otherwise required by any fiduciary duties of the Adviser under applicable law. In the event of termination for any reason, the Adviser hereby agrees to continue to cooperate and work with any sub-adviser to the Fund in all ways necessary to assure a smooth transition and/or liquidation including, but not limited to, assistance related to valuation of Fund securities and any Fund liquidation plans/efforts and, if necessary, providing services beyond the 60 day notice period; provided that, notwithstanding anything to the contrary, the Adviser shall continue to receive compensation as described in Schedule A hereto while it continues to provide any such services with respect to the Fund. In addition, the Adviser shall deliver the Fund Books and Records to the Fund by such means and in accordance with such schedule as the Trust shall reasonably direct and shall otherwise cooperate, as reasonably directed by the Fund, in the transition of portfolio asset management to any successor of the Adviser.

13. **Certain Definitions**. For the purposes of this Agreement:

(a) "Affirmative vote of a majority of the outstanding voting securities of the Fund" shall have the meaning as set forth in the 1940 Act, subject, however, to such exemptions as may be granted by the Commission under the 1940 Act or any interpretations of the Commission staff.

(b) "Interested persons" and "Assignment" shall have their respective meanings as set forth in the 1940 Act, subject, however, to such exemptions as may be granted by the Commission under the 1940 Act or any interpretations of the Commission staff.

14. **Liability of the Adviser**.

(a) Notwithstanding any other provision of this Agreement, the Adviser shall have responsibility for the accuracy and completeness (and liability for the lack thereof) of statements in the Fund's Disclosure Documents solely to the extent such statements relate to the Adviser and the investment strategies employed by the Adviser in managing the Fund, and provided that any changes to such disclosure are provided in writing to the Adviser in advance of any filing.

(b) Neither the Adviser nor any of its ~~trustees~~directors, officers, members, shareholders, agents or employees shall have any liability to the Trust, the Fund or any shareholder of the Fund for any error of judgment, mistake of law, or loss arising out of any investment, or for any other act or omission in the performance by Adviser of its duties hereunder, except for liability resulting from willful misfeasance, bad faith, or gross negligence on Adviser's part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement, except to the extent otherwise provided in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty.

(c) The Adviser agrees to indemnify and defend the Trust, the Fund, their officers, trustees, and employees for any loss or expense (including reasonable attorneys'

fees) arising out of or in connection with any claim, demand, action, suit or proceeding relating to any actual or alleged breach of this Agreement or material misstatement or omission in the Disclosure Documents made by the Adviser and provided to the Trust or the Fund by the Adviser.

(d)   The Trust agrees to indemnify and defend the Adviser, and its officers, ~~trustees~~directors, members, employees and any person who controls the Adviser for any loss or expense (including reasonable attorney's fees) arising out of or in connection with any claim, demand, action, suit or proceeding relating to any actual or alleged misstatement or omission in the Disclosure Documents other than a misstatement or omission made in reliance upon written information furnished by the Adviser as set forth above.

15.   Enforceability.   Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective, as to such jurisdiction, to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

16.   Limitation of Liability. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the affected Fund and that no Trustee, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities.

17.   Change in the Adviser's Ownership. The Adviser agrees that it shall notify the Trust of any anticipated or otherwise reasonably foreseeable change in the ownership of the Adviser within a reasonable time prior to such change being effected.

18.   Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware and the Sub-Adviser consents to the jurisdiction of courts, both state and federal, in Delaware, with respect to any dispute under this Agreement.

19.   Paragraph Headings. The headings of paragraphs contained in this Agreement are provided for convenience only, form no part of this Agreement and shall not affect its construction.

20.   Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed on their behalf by their duly authorized officers as of the date first above written.

Each Fund listed on Schedule ~~B~~A

By: _____
         Name: Michael Beattie
         Title: President

~~DELAWARE MANAGEMENT COMPANY, A SEREIS OF MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST[~~WILSHIRE ADVISORS LLC~~]~~

By: _____
         Name: ~~Richard Salus~~
         Title: ~~Senior Vice President~~

SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
dated as of ~~September 11, 2020~~[_____] **between** ~~Delaware Management Company, a series of Macquarie Investment Management Business Trust~~[Wilshire Advisors LLC] **and** ~~Each Fund Listed on Schedule B~~

The Trust will pay to the Adviser as compensation for the Adviser's services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance the following fee schedule:

Fund	**Rate**
~~Delaware~~ Wilshire Private ~~Markets~~ Assets Master Fund	~~~~~~~~[1.25]%~~~~~~~~~~
~~Delaware~~ Wilshire Private ~~Markets~~ Assets Tender Fund	0.00%
~~Delaware~~ Wilshire Private ~~Markets~~ Assets Fund	0.00%

A-1

Schedule B

Delaware Wilshire Private Markets Master Fund _____

Delaware Wilshire Private Markets Tender Fund _____

Delaware Wilshire Private Markets Fund _____

 **MACQUARIE**

PROXY CARD

SIGN, **DATE** AND **VOTE** ON THE REVERSE SIDE

VOTER PROFILE:

Voter ID: 123456789   Security ID: 123456789

Shares to Vote: ** confidential   Household ID: 000000

***please call the phone number below for more information*

VOTE REGISTERED TO:

REG1
REG2
REG3
REG4

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. PLEASE CAST YOUR PROXY VOTE *TODAY!*

CONTROL NUMBER: 123456789101

 ### Vote on the internet

Go to the website below and enter your control number or simply use your camera on your smart phone to scan this QR code. Internet voting is available 24 hours day.

vote.proxyonline.com

 ### Vote by phone

Call **(888) 227-9349** to reach an automated touch-tone voting line or call the number below to speak with a live representative

(877) 361-7971 Toll Free

 ### Vote by mail

Mail your signed and voted proxy back in the postage paid envelope provided.

Postage-Paid Envelope

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND
JOINT SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 29, 2024

The undersigned, revoking all Proxies heretofore given, hereby appoints Michael Beattie, James Bernstein, Matthew Maher, Eric Griffith and Alexander Smith, each the attorney, agent, and proxy of the undersigned, with the full power of substitution, to vote at the Joint Special Meeting of Shareholders of Delaware Wilshire Private Markets Master Fund, Delaware Wilshire Private Markets Fund and Delaware Wilshire Private Markets Tender Fund to be held at 10:00 a.m. Eastern time on February 29, 2024, at the offices of SEI Investments, One Freedom Valley Drive, Oaks, PA 19456 and at any and all postponements or adjournments thereof (the "Meeting"), with all the powers which the undersigned would possess if personally present, and instructs them to vote in their discretion upon any matters which may properly be acted upon at this Meeting and specifically as indicated on the reverse side of this proxy card.

Do you have questions? If you have any questions about how to vote your proxy or about the Meeting in general, please call toll-free (877) 361-7971. Representatives are available to assist you Monday through Friday 9AM to 10PM ET.

Important Notice Regarding the Availability of Proxy Materials: The Notice of the Meeting and Proxy Statement are available at https://vote.proxyonline.com/delaware/docs/DelawareWilshire2024.pdf.

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND

PROXY CARD

<u>YOUR SIGNATURE IS REQUIRED</u> FOR YOUR VOTE TO BE COUNTED.

Please sign exactly as your name(s) appear(s) hereon, and date it. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. If shares are held jointly, one or more joint owners should sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

_____
Signature (and title if applicable)   Date

_____

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN AND ABSENT DIRECTION WILL BE VOTED "FOR" THE PROPOSAL. IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING TO BE VOTED UPON, THE PROXY HOLDERS WILL VOTE, ACT AND CONSENT ON THOSE MATTERS IN ACCORDANCE WITH THE VIEWS OF MANAGEMENT.

This proxy is solicited on behalf of the Board of Trustees.

The Board of Trustees recommends you vote FOR the following:

TO VOTE, MARK ONE CIRCLE BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

	FOR	AGAINST	ABSTAIN
PROPOSAL:			
1. To approve an investment management agreement appointing Wilshire Advisors LLC ("Wilshire") as the investment adviser to Delaware Wilshire Private Markets Master Fund (the "New Advisory Agreement").	○	○	○

To transact such other business as may properly come before the Meeting.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THANK YOU FOR VOTING